Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER APPOINTS NEW CEO

September 26, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber reports, as part of its management succession process, that Gordon Cummings, current Chief Financial Officer with the Company, has been appointed President & Chief Executive Officer of the Company effective October 31, 2007.  He will succeed President & CEO, Robert Longe, who is retiring at the end of October.

“Taking on the role of President & CEO is a tremendous opportunity,” said Mr. Cummings.   “I look forward to working with Kimber’s board, employees and shareholders to see the potential of our Monterde gold-silver project in Mexico thoroughly explored and appraised, and value for all shareholders maximized.  I would also like to thank Mr. Longe for his tremendous contribution to Kimber as a founding principal and wish him the very best in his future endeavours.”

One of Mr. Cummings’ principal objectives in the near term is to build an experienced and dynamic management team to support the activities of its geologic, engineering and community relations team, focused on the evaluation and advancement of the Monterde project in Mexico.  He is being assisted in this task by technical members of the board of directors, including Dr. Keith Barron, Dr. Leanne Baker, Dennis Bergen P. Eng. and Stephen Quin, P.Geo.  “The management and technical strength of Kimber’s board of directors is a great asset and I look forward to working with them on implementing our strategy to fully realize the value of the Monterde project,” said Mr. Cummings.

The Monterde project is located in the prolific Sierra Madre gold-silver belt of western Mexico and includes the Carmen deposit, which has been extensively drilled by Kimber Resources and is currently undergoing detailed geologic modelling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  In addition to the Carmen deposit, Kimber owns approximately 39,000 hectares of the prospective Sierra Madre precious metals belt where initial reconnaissance exploration carried out in 2007 has identified a number of new targets that Kimber plans to follow up.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng

or

Gordon Cummings, C.A.

President and CEO

Chief Financial Officer

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.